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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION

12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE

REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 000-55353

ClickStream Corporation

(Exact name of registrant as specified in its charter)

1801 Century Park East

Suite 1201

Los Angeles, California

310-860-9975

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.0001 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☐
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 123

Pursuant to the requirements of the Securities Exchange Act, Clickstream Corp. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 14, 2020

By:	/s/ Michael Handelman
Michael Handelman Chief Financial Officer